SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 11-K

Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission File Number  000-19517

Title of Plan

THE BON-TON STORES, INC.

RETIREMENT CONTRIBUTION PLAN

Issuer of the securities held pursuant to the Plan

THE BON-TON STORES, INC.

2801 East Market Street

York, Pennsylvania 17402

(717) 757-7660

The Bon-Ton Stores, Inc. Retirement Contribution Plan

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

The Bon-Ton Stores, Inc. Retirement Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 26, 2012

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets

Receivables:
Employer contributions	$1,422,037	$4,433,779
Notes receivable from participants	6,964,923	6,816,011

	8,386,960	11,249,790

Participant-directed investments at fair value	233,061,629	236,978,120

Total Assets	241,448,589	248,227,910

Liabilities

Accrued expenses	68,739	28,800

Total Liabilities	68,739	28,800

Net Assets Available for Benefits at Fair Value	241,379,850	248,199,110

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(293,981)	(1,012,760)

Net Assets Available for Benefits	$241,085,869	$247,186,350

See accompanying notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Contributions

Employer	$1,422,037	$4,433,779
Participant	18,320,817	17,664,261
Rollovers	472,332	988,421

Total Contributions	20,215,186	23,086,461

Investment (Loss) Income

Net (depreciation) appreciation in fair value of participant-directed investments	(9,594,342)	23,775,150
Interest and dividends	3,910,865	2,619,064

Net Investment (Loss) Income	(5,683,477)	26,394,214

Benefit Payments and Withdrawals	(20,571,100)	(24,255,906)

Administrative Expenses	(61,090)	(109,526)

Net (Decrease) Increase	(6,100,481)	25,115,243

Net Assets Available for Benefits - Beginning of Year	247,186,350	222,071,107

Net Assets Available for Benefits - End of Year	$241,085,869	$247,186,350

See accompanying notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Description of Plan

The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes.  Participants should refer to the Plan document for more complete information.

General

The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”):  The Bon-Ton Department Stores, Inc. (the Plan sponsor and administrator); The Elder-Beerman Stores Corp.; McRIL, LLC; Carson Pirie Scott II, Inc.; and Bon-Ton Distribution, Inc.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2011, an amendment was made to the Plan providing for consideration of years of service with Finlay Fine Jewelry Corporation (“Finlay”) for employees previously employed by Finlay who were hired by the Company during the last quarter of 2009 for purposes of determining the discretionary base match contribution.

During 2010, in accordance with the requirement of Internal Revenue Service (“IRS”) Revenue Procedure 2006-55 to apply every six years for a new determination letter for qualification changes, the Plan document was restated to incorporate all prior amendments, excluding those amendments that had not yet been incorporated into the IRS approved plan document prototype (specifically, legislative actions enacted in 2009). In addition, the Plan was amended as follows:

a.              The formula for determining employer contributions to the Plan was revised such that the discretionary base employer matching contribution will be made on the basis of two or more rate groups based on years of service with the Company.  Within each rate group, the employer may contribute a uniform percentage of each participant’s eligible pre-tax salary deferrals, the exact percentage, if any, to be determined each year by the Company.  The Company may also make an additional employer matching contribution on behalf of each eligible participant equal to a uniform percentage, if any, to be determined each year by the Company.

b.              Effective December 9, 2010, the Plan was amended to comply with changes in the provisions of the Heroes Earnings Assistance and Relief Tax Act (“HEART Act”) and the final regulations under Section 401(a)(35) of the Internal Revenue Code (“IRC”) regarding divestment of employer securities.

Participation

Employees who are at least eighteen years of age may participate in the Plan.  Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service.  Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.  The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his/her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan Administrator.  The Plan also provides for an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases.  Employees deferring between 1% and 5% have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary.  Highly compensated employees (discussed below in ‘Employee Contributions’) are excluded from the provisions of the annual deferral rate escalator.

All participating employees are eligible for the Plan’s discretionary contributions (which include (1) base employer matching contributions, (2) additional employer matching contributions and (3) retirement contributions) on the first day of the month following completion of one full year of service and 1,000 service hours.  If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s employer matching contributions and retirement contributions on the first day of the Plan year (January 1) following completion of 1,000 service hours.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Employee Contributions

Eligible employees may elect to make basic contributions from 1% to 50% of their compensation.  The Plan has additional limitations on pre-tax contributions for highly compensated participants.  For the Plan years 2011 and 2010, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $110,000 in 2010 and 2009, respectively.  All employee contributions are subject to certain limitations dictated by the IRC.

Employer Contributions

The Plan’s discretionary employer matching and retirement contributions are made subsequent to the close of the Company’s fiscal year.  Contributions are paid to the designated trustee of the Plan (currently, ING National Trust) and are subject to certain limitations as dictated by the IRC.  Participants must meet certain eligibility requirements to receive an allocation of the Plan’s employer matching and retirement contributions.

Base and additional employer matching contributions are made only on participant pre-tax salary deferrals up to 6% of annual compensation.  For the Plan year ended December 31, 2011, the Company’s base employer matching contribution, determined based upon years of service, was 10% of eligible pre-tax salary deferrals for participants with less than 15 years of service and 15% for participants with 15 or more years of service.  For the Plan year ended December 31, 2010, the Company’s base employer matching contribution, determined based upon years of service, was 20% of eligible pre-tax salary

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

deferrals for participants with less than five years of service, 25% for participants with five but less than 15 years of service, 30% for participants with 15 but less than 25 years of service and 35% for participants with 25 or more years of service.  An additional employer matching contribution of 10% of eligible pre-tax salary deferrals for profit sharing was made to all eligible participants for the Plan year ended December 31, 2010.

Retirement contributions are allocated based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants.  The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100.  The Company made no retirement contribution to the Plan for the Plan years ended December 31, 2011 and 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of:  (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of investments), (c) a prorated portion of the balance in the forfeiture suspense account, which contains forfeitures of the non-vested portion of terminated participants’ accounts, and (d) a prorated portion of the balance of unexpended investment revenues received from investment companies by the record keeper of the Plan on behalf of the Plan pursuant to a revenue reimbursement agreement.  Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period.  Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits.  Other administrative expenses charged to the Plan are allocated based on participants’ account balances.  Unexpended investment revenues are allocated to participant accounts on a pro-rata basis as of the date of allocation.  Forfeitures allocated to participant accounts are allocated on the same basis as employer matching contributions.  The unallocated forfeiture balances as of December 31, 2011 and 2010 were approximately $243,000 and $260,000, respectively.  For the 2011 Plan year, approximately $156,000 of forfeitures was used to reduce employer contributions.  For the 2010 Plan year, approximately $140,000 of forfeitures was used to pay administrative expenses and approximately $164,000 was used to reduce employer contributions.  During 2010, for the 2009 Plan year, approximately $341,000 of forfeitures was credited to participant accounts.  The unexpended investment revenue balances as of December 31, 2011 and 2010 were approximately $136,000 and $42,000, respectively.  During the 2011 and 2010 Plan years, there were no unexpended investment revenues credited to participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

Participant-Directed Investments

Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant.  If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).

Vesting

Participants are fully vested as to their own contributions.  With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service.  For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service.  For Plan years beginning on or before January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.

Notes Receivable from Participants

Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance.  Participants may only have two loans outstanding at any time, with total borrowings limited to $50,000.  In no event can the participant borrow less than $1,000.  Loans are for a period not to exceed five years and bear a reasonable rate of interest.  Loans are considered in default at the end of a quarter following the quarter in which a participant fails to make timely payments.  Interest will continue to accrue on the outstanding loan balance.  In the event of default, outstanding participant loan balances are reported as taxable distributions to the participant.  The outstanding defaulted loan amount may be repaid to the Plan on an after-tax basis.  Certain participant loans rolled over from the Saks Incorporated (“Saks”) 401(k) Plan (effective March 5, 2006 upon completion of the Company’s acquisition of the Northern Department Store Group from Saks) and the Belk, Inc. (“Belk”) 401(k) Plan (effective October 29, 2006 upon completion of the Company’s purchase of assets in connection with four Parisian department stores from Belk) have longer repayment periods as these loans were used to acquire a principal residence.  Participant notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Participants may withdraw pre-tax contributions at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan.  After-tax employee or rollover contributions may be withdrawn at any time.

Upon termination of employment, participants are entitled to receive the entire vested portion of their account balance.  Participants with a vested account balance that exceeds $1,000 may elect to have their vested account balance distributed, provided the distribution is made in a manner consistent with and satisfies all notice and consent requirements of the IRC.  Unless otherwise elected, participants with a vested account balance not exceeding $1,000 will receive a distribution of their vested account balance, paid in a single lump sum, regardless of whether they consent to receive said distribution.

In the event of disability of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested.  In the event of death of a participant

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

before termination of employment, the entirety of a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined.  Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans (“ASC 962”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts through a collective trust.  As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

At December 31, 2011 and 2010, the Plan’s investments in Charles Schwab Stable Value Fund include fully benefit-responsive investments stated at fair value.  Contract value is equal to principle balance plus accrued interest.  The average yield and interest crediting rates were 1.53% and 4.59%, respectively, in 2011 and 2.26% and 2.73%, respectively, in 2010.  Fully benefit-responsive investment contracts in which the Plan invests provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero, the shortfall required to maintain the interest crediting rate at zero will be paid by the issuers of the contract.  This ensures that participants’ principal and accrued interest is protected.  Key factors that influence future interest crediting rates for a fully benefit-responsive investment contract include (1) the level of market interest rates, (2) the amount and timing of participant contributions, transfers and withdrawals, (3) the returns generated by the investments, typically bonds, that back the contract and (4) the duration of the underlying investments backing the contract.  Interest crediting rates are typically reset on a monthly basis.

Certain events, if material, may limit the ability of the Plan to transact at contract value with the issuer.  Such events include Plan termination or premature termination of the contracts by the Plan.  Management of the Plan does not believe that any such event that

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

There are limited circumstances under which the issuer of the contract may unilaterally terminate the contract.  Such events include short notice of the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the issuer could terminate the contract at the fair value of the underlying investments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results may differ from those estimates.

Participant-Directed Investments

Participants have the option to invest their contributions and employer contributions in various investments.

Participants may also elect to invest in a self-managed account.  This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-management.

The Plan’s investments are stated at fair value.  Refer to Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis and is included in the investment balance.  Dividends are recorded on the ex-dividend date.  Realized gains and losses are recorded using the average cost method.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan invests in certain common/collective funds that participate in a securities lending program (collectively, the “Lending Funds”) sponsored by State Street Bank and Trust Company (“State Street”) as the lending agent.  The Lending Funds engage in securities lending in order to benefit from the additional income this program potentially offers to investors, whether to augment returns, offset plan expenses or other similar purposes.  Borrowers of securities are generally required to provide cash, securities or letters of credit as collateral against loans in an amount equal to at least 100% of the fair value of the loaned securities and are required to maintain the collateral at not less than

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

100% of the fair value of the loaned securities.  The Lending Funds invest the cash collateral posted by the borrowers of those loaned securities in State Street Collateral Funds (“Cash Collateral Funds”).

The Cash Collateral Funds are subject to a number of risks, including the risk that the value of the investments held in the Cash Collateral Fund may decline.  Market disruption heretofore has resulted in and may continue to result in challenges for securities lending programs, including those sponsored by State Street.  From January through July 2010, in an effort to ensure safety of principal and better maintain adequate liquidity, State Street maintained temporary limitations on withdrawals from the Lending Funds.  The withdrawal limitations were terminated effective August 2010, restoring normal liquidity to the Lending Funds.

Further information regarding the securities lending practices of the common/collective funds may be obtained from their audited financial statements.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets.  Administrative expenses are recorded when incurred.  Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and record keeper as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Investment revenues received from the record keeper of the Plan on behalf of the Plan pursuant to a revenue reimbursement agreement are used to pay Plan expenses. The revenue reimbursement agreement provides that excess revenues are to be used for payment of Plan expenses within a maximum two-year period of availability, after which time unexpended amounts are required to be distributed to participant accounts.  For the 2011 Plan year, approximately $60,000 of investment revenues allocated to the trust was used to pay administrative expenses; there was no such allocation of investment revenues and subsequent payment of administrative expenses for the 2010 Plan year.  In addition, for the 2011 and 2010 Plan years, approximately $898,000 and $1,000,000, respectively, of investment revenues were used to pay administrative expenses prior to being allocated to the trust by the record keeper.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Recently Issued Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which requires new disclosures regarding recurring or nonrecurring fair value measurements.  The Plan adopted certain required provisions of ASU 2010-06 in the plan year ended December 31, 2010.  In the plan year ended December 31, 2011, the Plan adopted the remaining provision of ASU 2010-06 requiring plans to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements.  As the Plan has no financial assets or liabilities carried

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

at fair value and measured on a recurring basis categorized as a Level 3 fair value measurement, there are no additional disclosure requirements.  See Note 3.

In May 2011, ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), was issued, amending FASB Codification Topic 820 (“ASC 820”) on fair value measurements and disclosures.  The amendments (1) clarify the FASB’s intent regarding application of existing fair value measurement guidance, (2) revise certain measurement and disclosure requirements that change or modify a principle to achieve convergence with international accounting standards and (3) expand the information required to be disclosed with respect to fair value measurements categorized in Level 3 fair value measurements.  The amendments to ASC 820 made by ASU 2011-04 are effective for interim and annual periods beginning after December 15, 2011.  The adoption of ASU 2011-04 is not anticipated to have a material impact on the consolidated financial statements of the Plan.

Note 3 - Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value and establishes a framework for measuring fair value.  ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value.  Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs based on the Plan’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of valuation methodologies used for fair value measurement of the Plan’s participant-directed investments:

•            Mutual funds — Valued at the net asset value, based on quoted prices, of shares held by the Plan at year-end.

•            Common/collective funds — Valued at the net value of participation units held by the Plan at year-end.  The value of these units is determined by the trustee of the Plan based on the current market values of the underlying assets of the common/collective fund as based on information reported by the investment advisor using the audited financial statements of the respective common/collective fund at year-end.  (Further information regarding the common/collective funds may be obtained from their audited financial statements.)

•            Common stock fund — Refer to Note 5 for a description of the valuation methodology.

•            Common stocks — Valued at the closing price reported on the active market on which the security is traded.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

•            Self-directed brokerage accounts — Fair value is based on the underlying investments, principally common stocks and mutual funds of the participant’s choosing.

There have been no significant changes in the valuation methodologies used during the years ended December 31, 2011 and 2010.

The valuation methods described above may generate a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While management of the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2011:

	Participant-Directed Investments at Fair Value
	as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced fund	$12,903,388	$—	$—	$12,903,388
Blend fund	37,974,957	—	—	37,974,957
Fixed income fund	18,349,450	—	—	18,349,450
Growth funds	17,252,005	—	—	17,252,005
Value funds	13,070,760	—	—	13,070,760
Common/collective funds:
Index fund	—	16,246,056	—	16,246,056
Lifecycle funds	—	69,584,666	—	69,584,666
Stable value funds	—	42,602,682	—	42,602,682
Common stock fund	3,893,954	—	—	3,893,954
Self-directed brokerage accounts	1,183,711	—	—	1,183,711

Total participant-directed investments at fair value	$104,628,225	$128,433,404	$—	$233,061,629

The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2010:

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Participant-Directed Investments at Fair Value
	as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced fund	$12,917,702	$—	$—	$12,917,702
Blend fund	17,571,138	—	—	17,571,138
Fixed income fund	17,388,533	—	—	17,388,533
Growth funds	34,818,574	—	—	34,818,574
Value funds	22,419,495	—	—	22,419,495
Common/collective funds:
Index fund	—	14,697,503	—	14,697,503
Lifecycle funds	—	63,855,124	—	63,855,124
Stable value funds	—	40,242,758	—	40,242,758
Common stock fund	11,758,238	—	—	11,758,238
Self-directed brokerage accounts	1,309,055	—	—	1,309,055

Total participant-directed investments at fair value	$118,182,735	$118,795,385	$—	$236,978,120

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 4 — Participant-Directed Investments

The following participant-directed investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2011	2010

Charles Schwab Stable Value Fund:
At Fair Value	$42,602,682	$40,240,739
At Contract Value	42,308,701	39,227,979

SSgA Target Maturity Fund 2020	23,783,430	20,997,689

Ridgeworth Small Cap Value Equity	21,321,311	—

SSgA Target Maturity Fund 2030	19,732,950	18,232,400

Mainstay Large Cap Growth	17,252,004	—

SSgA Target Maturity Fund 2040	12,753,671	11,874,335	*

American Funds Balanced Fund R4	12,903,388	12,917,702

SSgA S&P 500 Index Fund	16,246,056	14,697,503

American Funds Growth Fund of America R4	—	20,116,670

PIMCO Total Return Admin Fund	16,494,228	17,388,533

Allianz NFJ Dividend Value	13,070,762	13,488,357

American Funds EuroPacific	13,724,924	17,571,138

* Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2010.  Presented for comparative purposes only.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

The net (depreciation) appreciation in fair value of participant-directed investments consists of the following for the years ended December 31:

	2011	2010

Mutual funds	$(5,514,547)	$9,937,168
Common/collective funds	4,242,590	11,314,930
Common stock fund	(8,299,619)	3,486,635
Self-directed brokerage accounts	(22,766)	(963,583)

Net (depreciation) appreciation in fair value of participant-directed investments	$(9,594,342)	$23,775,150

Note 5 - Related Party Transactions

The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund.

As of December 31, 2011, the Plan held 1,596,380 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $2.44.  As of December 31, 2010, the Plan held 1,338,398 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $8.79.  Units held as of December 31, 2011 and 2010 were equivalent to 1,155,476 and 928,771 shares of The Bon-Ton Stores, Inc. common stock, respectively.  Assets held in this fund are expressed in terms of units and not shares of stock.  Each unit represents a proportionate interest in all of the assets of this fund.  The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value.  The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock, reinvested dividends and interest earned on a percentage of the fund’s market value held in a money market fund.  As of December 31, 2011, The Bon-Ton Stores, Inc. common stock fund had a market value of $3,733,091 invested in the unitized company stock fund and $160,863 held in a State Street money market fund.  As of December 31, 2010, The Bon-Ton Stores, Inc. common stock fund had a market value of $11,402,902 invested in the unitized company stock fund and $355,336 held in a State Street money market fund.  A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

Dividends received by the Plan for units of The Bon-Ton Stores, Inc. common stock fund totaled $137,987 and $0 for the years ended December 31, 2011 and 2010, respectively.

In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.

The above related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 6 - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7 - Income Tax Status

The Plan obtained its latest determination letter on July 6, 2010, indicating that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a).  The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2011 and 2010 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

Note 8 - Reconciliation of Financial Statements

The following is a reconciliation of total assets on the financial statements to the Form 5500 as of December 31:

	2011	2010

Total assets on the financial statements	$241,448,589	$248,227,910
Adjustment from fair value to contract value	(293,981)	(1,012,760)

Total assets on the Form 5500	$241,154,608	$247,215,150

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Employer Identification Number:  23-1269309

Plan Number:  003

Form 5500-Schedule H-Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ($)	(e) Current Value ($)

	Amazon.Com Inc.	Common Stock	N/A	2,423
	Apple Inc.	Common Stock	N/A	3,240
	Compass Diversified Holdings	Common Stock	N/A	4,664
	Direxion Shs ETF Tr Daily	Common Stock	N/A	37
	Exxon Mobil Corp.	Common Stock	N/A	6,074
	Philip Morris International Inc.	Common Stock	N/A	8,098
*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund - Common Stock	N/A	3,733,091
*	Bon-Ton Stores, Inc. Common Stock Fund - Cash Portion	Common Stock Fund - Money Market	N/A	160,863
	Charles Schwab Stable Value Fund - Contract Value	Common/Collective Fund	N/A	42,308,701	**
	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A	16,246,056
	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A	10,496,644
	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A	23,783,430
	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A	19,732,950
	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A	12,753,671
	SSgA Target Maturity Fund 2050	Common/Collective Fund	N/A	1,597,209
	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A	1,220,762
*	Participant Loans	Interest Rates Ranging from 4.25% to 9.25%	0	6,964,923
	SSgA Money Market Fund	Money Market	N/A	243,397
	Allianz NFJ Dividend Value	Mutual Fund	N/A	13,070,762
	American Funds Balanced Fund R4	Mutual Fund	N/A	12,903,388
	American Funds EuroPacific	Mutual Fund	N/A	13,724,924
	Causeway Emerging Markets Fund	Mutual Fund	N/A	32,099
	Dodge & Cox Internatl Stock Fund	Mutual Fund	N/A	4,808
	Fairholme Fund	Mutual Fund	N/A	2,990
	Fidelity Select Health Care	Mutual Fund	N/A	5,534
	Harding Loevner Intl Equity Portfolio	Mutual Fund	N/A	92,073
	Icon Energy	Mutual Fund	N/A	11,874
	ING Corporate Leader Trust	Mutual Fund	N/A	70,875
	Intrepid Small Cap Fund	Mutual Fund	N/A	38,502
	Janus Growth and Income Class T	Mutual Fund	N/A	4,982
	JPMorgan Mid-Cap Value Fund	Mutual Fund	N/A	97,234

The Bon-Ton Stores, Inc. Retirement Contribution Plan

Employer Identification Number:  23-1269309

Plan Number:  003

Form 5500-Schedule H-Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ($)	(e) Current Value ($)

	Mainstay Large Cap Growth	Mutual Fund	N/A	17,252,004
	Marshall Small Cap Growth Cl Y	Mutual Fund	N/A	52,166
	Meridian Growth Fund	Mutual Fund	N/A	83,955
	Muhlenkamp Fund	Mutual Fund	N/A	3,775
	Neuberger Berman Real Estate Trust Cl	Mutual Fund	N/A	37,780
	Permanent Portfolio	Mutual Fund	N/A	9,469
	PIMCO Total Return Admin Fund	Mutual Fund	N/A	16,494,228
	Ridgeworth Small Cap Value Equity	Mutual Fund	N/A	21,321,311
	Selected American Shares Cl S	Mutual Fund	N/A	1,009
	Sextant International Fund	Mutual Fund	N/A	10,536
	SIT US Gov’t Secs	Mutual Fund	N/A	188,300
	T Rowe Price Cap Appreciation	Mutual Fund	N/A	6,613
	T Rowe Price Growth Stock	Mutual Fund	N/A	5,703
	TCW Core Fix Ed Inc Class I	Mutual Fund	N/A	64,746
	Vanguard 500 Index Fd Investor Shs	Mutual Fund	N/A	5,470
	Vanguard Extended Market Index	Mutual Fund	N/A	893,857
	Vanguard Star	Mutual Fund	N/A	3,642
	Vanguard Total Bond Market Index	Mutual Fund	N/A	1,855,222
	Vanguard Total International Stock	Mutual Fund	N/A	2,034,864
	Wells Fargo Growth Fund Investor Class	Mutual Fund	N/A	81,643

		Total Investments		239,732,571

*	Represents a party-in-interest investment.
**	Charles Schwab Stable Value Fund fair value is $42,602,682.
N/A	Historical cost has not been presented, as this investment is participant directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

	By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

	By:	/s/ Paul Cortese
Paul Cortese
Senior Vice President — Compensation-Benefits-HRIS

Date: June 26, 2012

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of KPMG LLP